

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 2, 2013

Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
Four Times Square
New York, New York 10036-6522

Re: Apollo Investment Corporation (File Nos. 333-189817 and 814-00646)

Dear Mr. Prins:

On July 3, 2013, you filed a registration statement on Form N-2 under the Securities Act of 1933 on behalf of Apollo Investment Corporation ("Fund"). The registration statement relates to the Fund's shelf offering pursuant to Rule 415 under the Securities Act and was filed to register common and preferred shares, warrants, purchase contracts, subscription rights, units, and debt securities for sale by the Fund. The Fund has previously elected to be treated as a business development company under the Investment Company Act of 1940. We have used the captions and page numbers from the "black-lined" copy of the Fund's registration statement that you provided to indicate the sections of the registration statement to which our comments relate. However, you should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

Apollo Investment, page1

1. In the third paragraph of this subsection the disclosure states that "most of the debt instruments we invest in are unrated or rated below investment grade…. Please revise this statement to clarify that if the Fund's unrated investments were rated, they would be rated below investment grade. Please also disclose that if below-investment grade securities are often referred to as "junk" or "high-yield" securities.

2. Please provide the yield and portfolio composition information in this section as of a current date.

Use of Proceeds, page 3

1. The second paragraph of this subsection states: "Our portfolio is comprised primarily of investments in debt, including secured, unsecured and mezzanine debt of private-middle market companies that, in the case of *senior* secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $250 million." The Fund's

previous registration statements indicated that it would invest in "senior secured loans", but, except for this reference, the adjective "senior" has been dropped in the current registration statement. Please conform the disclosure. An implication of this statement is that the Fund invests primarily in syndicated loans. What percentage of the Fund's current portfolio is comprised of loans made by the Fund to individual companies? Please explain the meaning of the term "aggregate tranche size." What is the significance for investors of the Fund investing in loans "whose aggregate tranche size is typically less than $250 million"?

2. If the Fund's investments in collateralized loan obligations are material, please describe briefly in this subsection the structure of, and risks of investing in, CLOs. Please also disclose the lowest-rated tranches in which the Fund invests. If the Fund may invest in CLO residual interests, would their built-in leverage be counted for purposes of the Fund's overall limit on leveraging under Section 61(a)(1) of the Investment Company Act?

Fees and Expenses, page 5

1. The disclosure, on page 26 states: "We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, and, to the extent we so invest, will bear our ratable share of any such investment company's expenses, including management and performance fees." If the expenses incurred indirectly by the Fund as a result of its investments in "other investment companies," including temporary cash transfers to money market funds, exceed 0.01 percent (one basis point) of average net assets, please add the line item, "Acquired Fund Fees and Expenses," to the fee table with an estimate of the expenses. If there are expenses of one basis point or less, please confirm that these amounts are included in the calculation of "Other Expenses." See Instruction 10.a. to Item 3 of Form N-2.

2. The disclosure throughout the prospectus indicates that the Fund invests in collateralized loan obligations. If the fund invests in CLO residual interests, because the CLO's management fees are paid before the equity holders are paid, the fees must appear in an Acquired Fund Fees and Expenses line item, unless the AFFE fees are deminimis. See Instruction 10.a. to Item 3 of Form N-2.

3. Please confirm that the management fees are presented gross of any voluntary waivers.

4. Note 4 to the fee table states that '"net assets attributable to common stock' equal net assets as of March 31, 2013." Net assets attributable to common stock should be the average net assets for the year and not net assets at the end of the fiscal year. Please revise the fee calculations based on average net assets for the year.

5. As the fund accrues unrealized gains, it should also accrue the corresponding incentive fee on capital gains and include this amount for the period with the incentive fee on liquidated capital gains presented in the fee table. Please confirm to us that the portion of the incentive fee line item representing the incentive fee on capital gains corresponds to the amount presented in the financial statements.

6. Note 6 to the fee table on page 6, and similar disclosure throughout the prospectus, states that "our net investment income used to calculate [the incentive fee on net income] is also included in the amount of our gross assets used to calculate the 2% base management fee." Please explain this statement to us, because it does not appear to us that a RIC's gross

assets would be increased significantly by investment income. The Fund must distribute at least 90% of its investment company taxable income in cash during the year to obtain the tax benefits of its RIC election. In addition, the Fund will be subject to a 4% nondeductible federal excise tax on its undistributed income unless it distributes in a timely manner at least 98% of its ordinary income for each calendar year. Thus, although the income used to compute the incentive fee will increase assets, it appears that there will be a corresponding reduction as a result of the distributions required to maintain RIC status. Does an increase in assets from the receipt of income occur as a result of the distribution of taxable dividends payable in stock of the RIC?

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income, page 11

1. The disclosure, on page 13, states that, under the Fund's strategy, "original issue discount is included in income before we receive any corresponding cash payments and could be significant relative to our overall investment activities." Please disclose the additional risks created by investing in OID instruments, including the following:

- OID instruments may have unverifiable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

- OID received by the Fund may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID comes from the cash invested by the shareholders, Section 19(a) of the Investment Company Act does not require that shareholders be given notice of this fact.

- The deferral of PIK interest has the effect of reducing the loans' loan-to-value ratio at a compounding rate.

2. Please disclose the percentage of the Fund's yield that is attributable to the Fund's investment in various OID instruments.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income, page 13

The disclosure, in the second paragraph of this subsection, states that "while we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a formal clawback right against our investment adviser per se, the amount of accrued income written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period's incentive fee payment." This statement does not address the case where a reversal of the accrued dividend or interest income occurs in a year where there is no other income to be offset. The benefit of the unused write-off of the accrued income will not carry forward to reduce future years' incentive fees. In addition, it does address the case where the accruals have been capitalized. In such case, not only will there be no accrual to reverse, but the base management fee may not be affected either, depending on the fair value determinations made by the board with respect to the capitalized accruals. In any case, this statement should be deleted because it does not describe a risk.

<u>Changes in interest rates may affect our cost of capital and net investment income, page 15</u>

Please delete the entire remainder of the first paragraph of the subsection after the following sentence: "Interest rate hedging activities do not protect against credit risk." It is not risk disclosure. In fact, the discussion of the effect of rate increases on the Fund's floating rate assets could mislead investors because it is presented in isolation, without any mention of the fact that 64% of the Fund's assets are currently fixed rate.

<u>Many of our portfolio investments are recorded at fair value as determined in good faith by our board of directors and, as a result, there is uncertainty as to the value of our portfolio investments, page 16</u>

1. The disclosure states that the Fund's fair values are "determined in good faith by our board of directors pursuant to a written valuation policy and a consistently applied valuation process." Please disclose whether the board also reviews regularly the accuracy of the Fund's valuation process. Rule 38a-1 under the Investment Company Act makes clear that the board must not only approve the Fund's valuation procedures, but it must regularly review and evaluate the accuracy of such procedures using the appropriate means. See the adopting release for Rule 38a-1, Release No. IC-26299, Compliance Programs of Investment Companies and Investment Advisers (December 17, 2003). See also In the Matter of J. Kenneth Alderman, CPA, et al., Inv. Co. Act Rel. No. 30557 (Jun. 13, 2013) and In the Matter of Northern Lights Compliance Services, LLC, et al., Inv. Co. Act Rel. No. 30502 (May 2, 2013).

2. The disclosure states that the "board of directors utilizes the services of independent valuation firms to aid it in determining the fair value of these investments." Please clarify whether the board uses an "independent valuation firm" to assist it with the valuation of every security that would be classified as "Level 2" and "Level 3" assets under FASB Accounting Standards Codification Topic 820 ("Topic 820"). If not, disclose the circumstances where the board uses an independent valuation firm.

<u>Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock, page 20</u>

The disclosure in the first paragraph states: "If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act…We intend to give the SEC prior notice should our board of directors elect to amend our bylaws to repeal the exemption from the Control Share Acquisition Act. It is the published position of the staff that the Maryland Control Share Acquisition Act is inconsistent with the wording of, and purposes underlying, Section 18(i), specifically, and of the Investment Company Act generally. See Boulder Total Return Fund, Inc. (November 15, 2010). Please revise the disclosure to state explicitly that the Fund will not amend its bylaws to repeal the current exemption from the Maryland Control Share Acquisition Act without a formal determination by the Board that doing so would be in the best interests of the stockholders and without the Fund's <u>obtaining the express approval of the SEC staff</u>.

<u>Our senior secured notes and our senior unsecured convertible notes have maturity dates over the course of the next several years, and any inability to replace or repay our senior secured notes or our senior unsecured convertible notes could adversely impact our liquidity and ability to fund new investments or maintain distributions to our stockholders, page 28</u>

The disclosure in this subsection states:

> On October 9, 2012, Apollo Investment issued $150 million in aggregate principal amount of 6.625% senior unsecured notes due October 15, 2042 (the "2042 Notes"). On June 17, 2013, Apollo Investment issued $135 million in aggregate principal amount of 6.875% senior unsecured notes due July 15, 2043 (the "2043 Notes"). An additional $15 million in aggregate principal amount of 2043 Notes was issued on June 24, 2013 pursuant to the underwriters' over-allotment option exercise.

We note that the currently effective base prospectus referred to these securities only as "notes" and the two prospectus supplements used to sell them are titled simply "Simply Notes." These two issues of "senior unsecured notes" are ranked equally to the Fund's senior unsecured convertible notes and junior to all of the Fund's other outstanding notes. In other words, they are not senior to any of the outstanding notes of the Fund. The term "senior" is potentially misleading with respect to these notes because, particularly given their minimum denominations of $25 and integral multiples of $25 in excess thereof, they are obviously intended for retail investors. Please provide us with a representation that the term "senior" will not be used to describe issues of such notes in future prospectus supplements.

<u>Portfolio and Investment Activity, page 40</u>

1. Wherever the Fund's investments and their yields "at March 31, 2013" are presented, please update the information to a more current date.

2. Please disclose the number and percentage of the Fund's portfolio securities that are currently in default or on non-accrual status or that have payments currently in arrears.

<u>Results of Operations, page 43</u>

The disclosure in the paragraph, "Net Expenses," states: "The decrease in net expenses from fiscal 2012 to fiscal 2013 was primarily due to…lower management and incentive fees as a result of the implementation of the fee waiver in fiscal 2013…." There has been no mention of a "fee waiver" previously. Presumably, the fee waivers referred to are those described under "Liquidity and Capital Resources," on page 46 and under "Recent Events," on page 51. Please clarify the disclosure. Please inform us whether these fee waivers are reflected in the Expense Example.

<u>Liquidity and Capital Resources, page 44</u>

1. With respect to the disclosure about the revolving credit facility, in this subsection and "Note 12" to the financial statements, please address the following issues.

a) Does the revolving credit facility involve a subsidiary set up to hold Fund assets that serve as collateral for loans made under the credit facility? Will portfolio assets be transferred to a subsidiary entity in a sale transaction?

b) Alternatively, will the collateral assets remain consolidated on the Fund's balance sheet and count for the Fund's asset coverage requirements under the Investment Company Act?

c) In the event of "non-compliance with certain covenants," would the lender have contractual rights to seize Fund assets without adjudication?

2. Please explain to us why the Fund uses its wholly-owned subsidiary, "AIC Holdco," to make investments indirectly through the various AIC Holdco SPVs. Does the Fund use this structure to make investments that it could not make directly? For example, in the case of the total return swap, does the use of a non-investment company subsidiary and non-recourse financing permit the Fund to use leverage that is not counted against its 200% limit? Please revise the disclosure to describe the AIC Holdco structure and its investments in plain English.

Recent Events, page 51

1. The disclosure states that on May 20, 2013, "the Company" was named as a defendant." Please identify "the Company" and, if it is the Fund, substitute the term "we."

2. Please also inform us whether the Fund has complied with Section 33 of the Investment Company Act, as made applicable to the Fund by Section 59 of the Investment Company Act, regarding these proceedings.

Investments, page 60

1. Please provide the portfolio composition information in this section as of a current date, as is done in the "Portfolio Companies" subsection on page 92.

2. Please address the following issues raised by the disclosure in this subsection that the Fund may securitize its debt investments.

a) Will the SPV be an investment company? In the alternative, will the SPV be deemed not to be an investment company by Rule 3a-7 under the Investment Company Act or will relief be sought that permits the SPV to be ignored by means of a "look-through" from the Fund to the SPV's assets? Will the SPV be an eligible portfolio company?

b) The disclosure states that the securities issued by the SPV will be "investment grade." The Fund's portfolio assets, however, are not generally investment grade. How will the SPV's securities achieve investment grade ratings?

c) Please disclose that, because of adverse selection in the Fund's portfolio and the residual interests retained on the Fund's balance sheet, to the extent that the Fund engages in securitization investing in its shares will be riskier.

d) Will the SPV be consolidated in the Fund's financial statements?

e) Will the securitized assets count for purposes of the Fund's 200% asset coverage requirement?

f) Will the transfer of portfolio assets to the SPV trigger the realization of their capital appreciation for purposes of the calculation of adviser's capital gain incentive fee?

g) Please provide us with more information about how the Fund will make the investments referred to in the statement: "we may also invest through special purpose entities or other arrangements, including total return swaps and repurchase agreements, in order to obtain non-recourse financing or for other purposes."

Board Approval of the Investment Advisory and Management Agreement, page 85

Please provide more detail regarding how the Board concluded that the terms of the investment advisory and management agreement were fair and reasonable. For example, how did the investment performance and fees compare with business development companies with similar investment objectives? Refer to Instruction to 6f of Item 24 of Form N-2.

Description of Our Units, page 132

The "general description of the terms of the units" is incomplete and vague. Please provide a legal analysis discussing why an offering of units is consistent with the protections of the Investment Company Act based on a specific description of how and why the "units" are being offered. This analysis should include how the individual securities in the unit will be valued and whether the interests of existing common shareholders could be diluted by the issuance of the Fund's securities in units. In addition, please disclose that the Fund will only make an offering of units by means of a post-effective amendment to the current registration statement that requires acceleration by the staff.

Description of Our Purchase Contracts, page 134

Please provide a legal analysis discussing why purchase contracts are consistent with the protections of the Investment Company Act. In particular, this analysis should address the dilutive effects resulting from the issuance of such contracts. In addition, please discuss what safeguards will be put in place to prevent the sale of common stock at a price that is effectively below net asset value.

Plan of Distribution, page 140

The disclosure states that "pursuant to the terms of certain applicable registration rights agreements entered into by us, or that we may enter into in the future, certain holders of our securities may resell securities under this prospectus and as described in any related prospectus supplement." Please respond to the following issues raised by this disclosure:

a) Are there currently any privately-placed shares outstanding, or does the Fund intend to do any private placements that require the Fund to pay the costs of the resale registration?

b) Does the Fund's board always make a good faith determination with respect to a commitment by the Fund to pay the expenses of a resale registration?

c) If the Fund expects to file any resale registrations during the coming year, please include the estimated expenses of these resale registrations in the fee table.

d) If the Fund intends to make private placements, please disclose, where appropriate, the dilution risk created.

e) Will the Fund's private placements rely on Section 4(2) of the Securities Act, by means of the Rule 506 safe harbor of Regulation D?

Financial Statements

Form 10-K filed 5/23/2013

The certification attached as EX-32.2 appears to be incomplete. File an amended Form 10-K to include the completed form of certification. The certifications should be dated as of the amended filing date.

Statements of Assets and Liabilities

Disclose any payables to Trustees/Directors separately in accordance with Regulation S-X, Article 6-04.12.

Statements of Changes in Net Assets

1. We note one line item for "Dividends and Distributions to Stockholders." This does not meet the disclosure requirements of Regulation S-X, Article 6-09.3 which requires separate disclosure of distributions to shareholders from net investment income, realized gain from investment transactions and other sources.

   Additionally, the Investment Company Audit Guide, AAG-INV 7.130c, requires that tax return of capital distributions should be disclosed separately. Note 13(a) to the financial statements discloses that a portion of the distributions were a tax return of capital.

2. Include the disclosure requirements of Regulation S-X, Article 6-09.7.

Schedule of Investments:

1. Please explain how the Board arrived at a value of $500,000 for the investment "ATI Acquisition Company." This investment is on non-accrual status and is past the maturity date of 6/30/12.

2.   Define the currency symbols used in the Schedule of Investments.

3.   Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied? The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated. Subsidiary is defined by 1-02(x) of Regulation S-X as "an affiliate controlled by such person directly or indirectly through one or more intermediaries." An affiliate is defined by 6-02(a) of Regulation S-X as "as defined in Section 2(a)(3) of the Investment Company Act of 1940 unless otherwise indicated. The term "control" has the meaning (given) in section 2(a)(9) of the Act." Section 2(a)(9) of the Investment Company Act of 1940 defines control as having "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position of such company… Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company."

Notes to Financial Statements

1.   Note 3- Agreements-"For the time period between April 2, 2012 and March 31, 2014, AIM has agreed to voluntarily waive the management fee and incentive fee on the proceeds of the April 2, 2012 common equity issuance. For the fiscal year ended March 31, 2013, total management fees waived were $1,602. For the fiscal year ended March 31, 2013, total incentive fees waived were $1,183."

The "management fees" appear to have been presented net of waivers on the Statement of Operations. Refer to the Audit Guide of Investment Companies, AAG-INV 7.103:

"As further described in FASB ASC 946-20-50-7, all voluntary and involuntary waivers should be disclosed on the face of the statement of operations as a reduction of total expenses. In addition, all terms of all voluntary and involuntary waivers should be disclosed in the notes to the financial statements."

Are these fees subject to recapture? Is there any agreement or contract describing this voluntary commitment to waive the management fee on the proceeds of the equity issuance?

2.   Note 3- Agreements-

"For the time period between April 1, 2013 and March 31, 2014, AIM will not be paid the portion of the incentive fee that is attributable to deferred interest, such as PIK, until the Company receives such interest in cash. The accrual of incentive fees shall be reversed if such interest is reversed in connection with any write off or similar treatment of the investment. Upon payment of the deferred incentive fee, AIM will also receive interest on the deferred interest for the period between the date in which the incentive fee is earned and the date of payment. The amount of the deferred fees for the fiscal year ended March 31, 2013 is $3,935."

Please explain the accounting for these deferred fees. Please explain the situations in which the Company would receive PIK interest in cash. Why is the Company being charged interest on deferred fees? What are the rates of interest charged? Is the Company accruing for these interest payments?

3.   Note 11- Financial Highlights

The Investment Company Audit Guide, AAG-INV 7.156e, requires that tax return of capital distributions to shareholders should be disclosed separately and that detail of distributions should conform to the statement of changes in net assets. The financial highlights table does not disclose separately the portion of distributions representing a tax return of capital, as disclosed in Note 13(a). Additionally, refer to Item 4 of Form N-2. How were shareholders notified of the source of these distributions?

Note 12- Debt-

Disclose any commitment fees associated with any borrowings. Refer to Article 5-02.19(b) of Regulation S-X.

General

1. We note that portions of the filing are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

3. Please disclose supplementally whether the FINRA has reviewed the underwriting terms and arrangements of the offering.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions about these comments, please contact James O'Connor at 202-551-6943 or o'connorj@sec.gov or contact Christina Fettig at 202-551-6963 or fettigc@sec.gov.

/s/ James E. O'Connor   /s/ Christina D. Fettig

James E. O'Connor   Christina D. Fettig
Senior Counsel   Senior Staff Accountant